Mail Stop 6010

June 9, 2006

Robert M. Snukal
Chief Executive Officer
National Quality Care, Inc.
9033 Wilshire Boulevard, Suite 501
Beverly Hills, California 90211

      Re: National Quality Care, Inc.
              Revised Schedule 14A
              Filed June 8, 2006
              File No. 0-19031

Dear Mr. Snukal:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3. Increase of Authorized Shares of Common Stock, page 19

1.   We note that in response to our previous comment, you inserted the following: "Other than as specified above and as permitted or required under our employee benefit plans and under outstanding options and warrants, we have no present arrangements, agreements or understandings for the use of the additional shares proposed to be authorized." Although you disclose the number of shares reserved for issuance under outstanding options and warrants, you do not disclose the number of shares you are currently planning to issue, or are going to reserve for issuance, under your employee benefit plans. Please revise.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stuart R. Singer
Jenkens & Gilchrist, LLP
12100 Wilshire Blvd., 15th Floor
Los Angeles, CA 90025-7120